Exhibit 99.1

Kenon Holdings Reports Q1 2018 Results and Additional Updates

Singapore, May 31, 2018. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for Q1 2018 and additional updates to its businesses.

Key Highlights

Kenon

•	Kenon recognized a gain of $567 million in Q1 2018 in connection with the third party investment in Qoros (described below).

OPC

•	Revenue in Q1 2018 increased to $101 million, as compared to $93 million in Q1 2017.

•	Net profit in Q1 2018 increased to $16 million, as compared to $11 million in Q1 2017.

•	EBITDA[1] in Q1 2018 increased to $35 million, as compared to $28 million in Q1 2017.

•	In March 2018, OPC completed the acquisition of 95% of the shares of Tzomet Energy, which is developing a natural gas-fired power station in Israel with a capacity of approximately 396 MW.

Qoros

•
Qoros sold approximately 11,400 cars in the first quarter of 2018, an increase of over 200% as compared to the first quarter of 2017. In April 2018, Qoros sold approximately 5,400 cars, a 400% increase as compared to April 2017. Sales in 2018 include orders from a leasing company introduced by the new majority owner of Qoros (the "New Qoros Investor"), in accordance with the investment agreement.

Discussion of Results for the Three Months ended March 31, 2018

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of OPC Energy Ltd. ("OPC"). The results of Qoros Automotive Co., Ltd. (“Qoros”) and ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associates.

See Exhibit 99.2 of Kenon’s Form 6-K dated May 31, 2018 for summary Kenon consolidated financial information; summary OPC consolidated financial information; summary Qoros financial information; a reconciliation of OPC’s EBITDA (which is a non-IFRS measure) to net profit; summary operational information of OPC’s generation businesses; and a reconciliation of Qoros’ EBITDA (which is a non-IFRS measure) to net loss.

OPC

The following discussion of OPC’s results of operations is based on OPC’s consolidated financial statements.

1 EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated May 31, 2018 for the definition of OPC’s EBITDA and a reconciliation to its net profit  for the applicable period.

Summary Financial Information of OPC

	Q1 2018	Q1 2017
	($ millions)
Revenue	101	93
Cost of sales	63	63
Finance Expenses, net	5	6
Net profit	16	11
EBITDA[1]	35	28

•
Revenue - increased by $8 million in Q1 2018, as compared to Q1 2017. As OPC’s revenue is denominated in NIS, translation of its revenue to US Dollars had a positive impact of $8 million. Excluding the impact of exchange rate fluctuations on the translation of OPC’s revenue from NIS into US Dollars, OPC's revenue remained the same as in Q1 2017, as a result of (i) a $2 million increase in sales of energy to private customers due to an increase in the generation component tariff in January 2018, offset by (ii) a $2 million decrease in collection of system services from private customers (which is collected by OPC and paid to Israel Electric Company (“IEC”)), due to a decrease in the system cost tariff in January 2018;

•
Cost of sales - $63 million in both Q1 2018 and Q1 2017. Translation of OPC’s cost of sales to US Dollars increased cost of sales by $5 million. Excluding the impact of exchange rate fluctuations on the translation of OPC's cost of sales from NIS into US Dollars, cost of sales decreased by $5 million as compared to Q1 2017. The decrease was primarily due to (i) a $3 million decrease in gas costs, as the gas price is indexed to the US Dollar, and (ii) a $2 million decrease in collection from private customers in respect of system services, as discussed above;

•	Financing expenses, net - decreased by $1 million in Q1 2018, as compared to Q1 2017. The decrease was primarily due to the impact of exchange rate fluctuations;

•
Net profit - increased by $5 million in Q1 2018, as compared to Q1 2017, primarily due to the $8 million increase in revenue, partially offset by (i) a $1 million increase in general and administration expenses due to an increase in professional and legal fees, as well as salary costs, and (ii) a $2 million increase in taxes on income as a result of higher profits; and

•	EBITDA –increased by $7 million in Q1 2018, as compared to Q1 2017, primarily as a result of the reasons discussed above.

Liquidity and Capital Resources

As of March 31, 2018, OPC had cash and cash equivalents of $145 million, deposits and restricted cash of $77 million, and consolidated indebtedness of $615 million, consisting of $31 million of short-term indebtedness and $584 million of long-term indebtedness.

Business Developments

Update on the Construction of the OPC-Hadera Plant

OPC-Hadera is constructing a 148 MW co-generation power plant in Israel. OPC expects that the total cost of completing the OPC-Hadera plant will be approximately NIS 1 billion (approximately $285 million) (including the cost of the original acquisition of OPC-Hadera).

Construction of the OPC-Hadera plant began in June 2016, and the plant is expected to commence commercial operations by the first half of 2019. As of March 31, 2018, OPC-Hadera had invested an aggregate of NIS 629 million (approximately $179 million) and completed approximately 90% of the project.

Update on Tzomet Project

Tzomet Energy Ltd. (“Tzomet”) is developing an open-cycle natural gas-fired power station with capacity of approximately 396 MW in Israel. In March 2018, OPC completed the acquisition of 95% of the shares of Tzomet. The total consideration for the acquisition is estimated to be approximately $23 million, subject to certain adjustments.

Tzomet still requires (among other requirements) a license for the project from the Israeli Electricity Authority (“EA”). For a discussion of this license and the related correspondence with the Israel Concentration Committee, see Kenon’s Annual Report on Form 20-F for the year ended December 31, 2017.

Qoros2

Update Regarding Third Party Investment

In January 2018, Kenon announced that the New Qoros Investor completed a transaction to purchase 51% of Qoros from Kenon and Chery3 for RMB3.315 billion (approximately $526 million), which is part of an investment structure to invest a total of approximately RMB6.63 billion (approximately $1,052 million) by the New Qoros Investor, of which RMB6.5 billion will ultimately be invested in Qoros’ equity. As a result, Kenon and Chery now have 24% and 25% stakes in Qoros, respectively. In connection with this investment, Kenon received total cash proceeds of RMB 1.69 billion (approximately $268 million). Kenon used $20 million of the proceeds to repay a portion of shareholder loans from Ansonia, Kenon’s major shareholder. Kenon's wholly-owned subsidiary Quantum (2007) LLC (“Quantum”), which holds Kenon's interest in Qoros, currently holds approximately $248 million (US dollar equivalent) of these proceeds, which is designated to be used in connection with the completion of the transaction described below. The investment agreement provides that following the sale of equity interests by Kenon and Chery, Qoros’ shareholders (including the New Qoros Investor) will invest a total of RMB6.5 billion in Qoros’ equity in proportion to their post-investment equity ownership.

The investment agreement also provides for repayment of existing shareholder loans owing from Qoros in the principal amount of RMB944 million (approximately $150 million) to each of Kenon and Chery, in two equal tranches.

In April 2018, the parties entered into an agreement which provides that at the time that such shareholder loans are converted to equity, and therefore not repaid as required by the investment agreement, Kenon's and Chery's obligation to invest the proceeds from the sale of their interests in Qoros will be reduced by the amount of the loans not so repaid. In such case, Kenon would retain (from the proceeds of its sale of equity in Qoros) amounts equal to the shareholder loans that are equitized and not repaid, ultimately resulting in a substantially similar economic result as would result from Kenon investing the full RMB1.56 billion (approximately $248 million) and Qoros repaying the shareholder loans in full as required by the investment agreement. Qoros has applied to the relevant authorities to complete a capital increase of RMB6.5 billion, including the conversion of these existing shareholder loans.

The New Qoros Investor has advanced its proportionate share of the required investment in Qoros. Chery has advanced its proportionate share of the required investment in Qoros, after offsetting the amount of shareholder loans owing to Chery which are to be converted to equity. Kenon is expected to invest RMB616 million (approximately $98 million) in Qoros as part of the capital increase, once approved, which is equal to the proceeds it is required to invest in Qoros, less the amount of its shareholder loans to be converted to equity (RMB944 million (approximately $150 million)).

Following the completion of the investment and related transactions, a portion of the sale proceeds retained by Kenon will be applied to the repayment of shareholder loans from Ansonia in the amount of $55 million.

During the three-year period beginning from the closing of the investment, Kenon has the right to cause the New Qoros Investor to purchase up to 50% of its remaining equity interest in Qoros, following the related capital increase, for up to RMB1.56 billion (approximately $248 million), being the price for 50% of Kenon's remaining 24% interest in Qoros, subject to adjustments for inflation. From the third anniversary of the closing until April 2023, Kenon has the right to cause the New Qoros Investor to purchase up to all of its remaining equity interests in Qoros for up to a total of RMB3.12 billion (approximately $495 million) (for Kenon's full 24% interest in Qoros), subject to adjustment for inflation. Another company within the Baoneng group effectively guarantees this put option by also serving as a grantor of the option. The put option requires six months’ notice for exercise.

For detailed disclosure of the investment in Qoros, see Kenon's Annual Report on Form 20-F for the year ended December 31, 2017.

Car Sales

Qoros sold approximately 11,400 cars in the first quarter of 2018, an increase of over 200% as compared to the first quarter of 2017. In April 2018, Qoros sold approximately 5,400 cars, a 400% increase as compared to April 2017. Sales in 2018 include orders from a leasing company introduced by the New Qoros Investor, in accordance with the investment agreement.

2 Convenience translations of RMB amounts into US Dollars use a rate of 6.3: 1.
3 For purposes of this section, references to Kenon include Quantum and references to Chery include Wuhu Chery (the direct owner of Chery's interest in Qoros).

Discussion of Qoros’ Results for Q1 2018

Qoros’ revenue increased by 161% in Q1 2018 to approximately RMB1,059 million, as compared to approximately RMB406 million in Q1 2017, primarily due to the increase in car sales.

Qoros’ cost of sales increased by 164% in Q1 2018 to approximately RMB1,260 million, as compared to approximately RMB477 million in Q1 2017, mainly as a result of the increase in car production including an increase in depreciation and amortization.

Qoros’ net loss for Q1 2018 was approximately RMB419 million, as compared to approximately RMB283 million in Q1 2017, due to the above factors.

Qoros’ EBITDA4 decreased from negative RMB88 million in Q1 2017 to negative RMB106 million in Q1 2018, due to the factors above.

ZIM

Discussion of ZIM’s Results for Q1 2018

ZIM carried approximately 698 thousand TEUs in Q1 2018, representing a 17% increase as compared to Q1 2017, in which ZIM carried approximately 598 thousand TEUs. ZIM’s revenue increased by 15% in Q1 2018 to approximately $751 million, as compared to approximately $655 million in Q1 2017, primarily due to the increase in carried quantities. ZIM’s operating expenses increased by 22% to approximately $698 million in Q1 2018, as compared to approximately $571 million in Q1 2017, primarily as a result of an increase in cargo handling expenses and an increase in bunker prices, as well as an increase in lease expenses of vessels and containers and an increase in port expenses.

Additional Kenon Updates

Cash Distribution

In March 2018, Kenon distributed $665 million to its shareholders as a return of capital.

Gain from Qoros Third Party Investment

As a result of the third party investment in Qoros, Kenon, through its wholly owned subsidiary Quantum, recognized a gain of $504 million in Q1 2018, including a gain on dilution, a gain in connection with the Qoros put option and a gain in connection with the Qoros shareholder loans. In addition, Kenon recognized a gain of $63 million related to a write-back of financial guarantees.

Kenon’s (Unconsolidated) Liquidity and Capital Resources

As of March 31, 2018, Kenon’s unconsolidated cash balance was $55 million. In addition, Kenon's wholly-owned subsidiary Quantum, which holds Kenon's interest in Qoros, held cash of approximately $248 million (US dollar equivalent) as of March 31, 2018, which reflects proceeds from the sale of its interest in Qoros to the New Qoros Investor. Quantum has designated these funds to be used in connection with the completion of the transactions related to the investment by the New Qoros Investor, as discussed above.

Following the repayment of Kenon’s credit facility with Israel Corporation in January 2018, there is no remaining debt at the Kenon level.

Kenon is the beneficiary of a four-year deferred payment agreement in the amount of $175 million, reflecting deferred consideration from the sale of its Inkia power businesses, accruing 8% interest starting from December 31, 2017, payable in kind. The $175 million deferred payment is subject to tax.

4 EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated May 31, 2018 for the definition of Qoros’ EBITDA and a reconciliation to its net loss for the applicable period.

Investors’ Conference Call

Kenon’s management will host a conference call for investors and analysts on May 31, 2018, starting at 9:00 am Eastern Time. Kenon's and OPC's management will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following teleconferencing numbers:

Singapore:          3158-3851
US:                       1-888-407-2553
Israel:                   03- 9180644
UK:                       0-800-917-9141
International:      +65-3158-3851

At: 9:00 am Eastern Time, 6:00 am Pacific Time, 2:00 pm UK Time, 4:00 pm Israel Time and 9:00 pm Singapore Time.

For those unable to participate, the teleconference will be available for replay on Kenon’s website at http://www.kenon-holdings.com beginning 24 hours after the call.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	OPC Energy (76% interest) – a leading owner, developer and operator of power generation facilities in the Israeli power market;
•	Qoros (24% interest) – a China-based automotive company;
•	ZIM (32% interest) – an international shipping company; and
•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon remains committed to its strategy to realize the value of its businesses for its shareholders. In connection with this strategy, Kenon may provide its shareholders with direct access to its businesses, which may include spin-offs, listings, offerings, distributions or monetization of its businesses. Kenon is actively exploring various ways to materialize this strategy in a rational and expeditious manner. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to statements about (i) with respect to OPC, statements with respect to the OPC-Hadera and Tzomet projects, including expected installed capacity, cost and timing of project completion, and statements with respect to the pursuit of a licence from the EA for the Tzomet project, (ii) with respect to Qoros, statements with respect to the transactions relating to the investment by the New Qoros Investor, including the agreement relating to the shareholder loans to be repaid under the terms of the investment agreement and Kenon’s intention to repay the shareholder loans from Ansonia, and (iii) other non-historical matters. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include (i) with respect to OPC, risks relating to a failure to complete the development of the OPC-Hadera and Tzomet projects on a timely basis, within the expected budget, or at all, including risks related to obtaining the EA license and other approvals required to proceed with the Tzomet project, (ii) with respect to Qoros, risks relating to completion of the transactions relating to the investment by the New Qoros Investor and the parties’ ability to satisfy their obligations under the agreements and (iii) other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +1 917 891 9855

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246